

Mathis Shinnick · 3rd

Director and CEO to Start ups.

Albuquerque, New Mexico, United States · 500+ connections ·
Contact info

 New Mexico State Workforce Board

 Thunderbird School of Global Management

Providing services
Business Consulting, Management Consulting, Project Management, and Finance Consulting
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Featured



Outdoor Prototype

Our first outdoor prototype, number 3 in our line of prototypes, completed and now in final testing befor...



OPINION | Super-fast wireless internet coming to CNM
abqjournal.com

OPINION | The technology could offer a plug-and-play alternative for high-speed internet at potentially half...

Activity
2,758 followers

 **Rick & the T-Mobile team, Jim & and the 5G OI Labs team, and all the members ...**
Mathis shared this
1 Reaction

 **Always more to love about New Mexico, even when we think we kno...**
Mathis commented

 **Hats off to the romantic, getting friends organized for the cut-out parade and a...**
Mathis commented

 **As a long time supporter of our armed forces and through BENS...**
Mathis commented

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Experience

 **Executive Board Member**
New Mexico State Workforce Board
Sep 2020 – Present · 6 mos
Santa Fe, New Mexico, United States

The Board is charged with Workforce Development Strategies for the State of New Mexico and the governance of their execution.

 **Co-Founder and currently COO**
OptiPulse, Inc. · Full-time
Jan 2016 – Present · 5 yrs 2 mos
Albuquerque, New Mexico Area

OptiPulse Inc. will enable 5G faster and cheaper, its proprietary photonics VCSEL array light source provides up to 25Gbps wireless single channel, bi-directional broadband. OptiPulse technology enables and accelerates application of new applications in: gigabit speed wireless and high powered, short pulse Light Detection and Range (LIDAR). Its very low cost, size, weight ...see more

 **Principal**
NexGen Aviation Capital
Jul 2015 – Present · 5 yrs 8 mos
Global

Aircraft investment and asset management with complete capital structuring and arranging capability.

 **Founder and CEO**



Founder and CEO
Hanserd Holdings Limited
Aug 2011 – Present · 9 yrs 7 mos
Global

Investment and management company for Leadership and Investing activities.



Advisor
True North Capital Partners, LLC
Mar 2012 – Present · 9 yrs
Greater New York City Area

TrueNorth Capital Partners, LLC provides corporate advisory services on mergers and acquisitions and restructurings as well as provides valuations and fairness opinions primarily to middle market companies. Capitalizing on the vast international M&A and restructuring backgrounds of the founders, the firm provides sophisticated financial advice to middle market clients. True ...see more

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Education



Thunderbird School of Global Management
Master of Business Administration (M.B.A.), International Management; Finance and Spanish
1980 – 1981
Activities and Societies: Organizational Theory debate, Tech Company Start-ups, Accounting assoc.

Masters in Business Administration, International Management, International Finance



Robert O. Anderson School of Business, University of New Mexico
Bachelor's Degree, Business and Administrative Sciences; Accounting, 4.0
1973 – 1977
Activities and Societies: Tech company start ups, Accounting assoc,

Current SEC registration Series 7 and 63

Volunteer experience



Board Director, Treasurer
Wave Spectrum
Jan 2008 – Present • 13 yrs 2 mos
Economic Empowerment

Wave is an organization dedicated to solutions for self empowerment in the areas of shelter, food, education and income.

Skills & endorsements

Restructuring · 79

 Endorsed by **8 of Mathis' colleagues at HSH Nordbank**

Change Management · 42

Endorsed by **2 of Mathis' colleagues at JPMorgan Chase & Co.**

Mergers & Acquisitions · 37

Endorsed by **5 of Mathis' colleagues at HSH Nordbank**

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Recommendations

Received (2)   Given (2)



Roland Kiser
President & CEO of Spine Care Technologies
October 28, 2011, Mathis worked with Roland in the same group

Worked with Mathis for seven years on various strategic initiatives at HSH Nordbank. Mathis has a great sense for initiating, constructing and executing complex strategy and deal structures on a timely and economical base, an ability which made both the bank and its clients successful. His global business yea... See more



Morten Arntzen
Executive Chairman, Team Tankers International
October 23, 2011, Morten worked with Mathis but at different companies

Mathis is one of the hardest working people I have ever known. He is detailed oriented, forward looking, good with numbers and able network and work with people from all cultures and backgrounds. He understands volatility in equipment values and in what large ticket capital equipment, such as aircraft ... See more